
January 14, 2014

<u>Via E-mail</u>
Mr. Jose Gordo
Chief Financial Officer
magicJack VocalTec Ltd.
19 Hartom Street, Binat Building 5th Floor
Har Hotzvim, Jerusalem 9777518, Israel

     Re: magicJack VocalTec Ltd.
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed April 2, 2013
               Response dated January 6, 2014
               File No. 000-27648

Dear Mr. Gordo:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 16 – Income Taxes, page 70</u>

We note your response to prior comment 3. It is unclear how you determined that the impact of changes in the liability for uncertain positions is not significant to results of operations for each of the three year periods presented. Please provided us with the tabular reconciliation of the liability for uncertain tax positions and explain how you assessed the materiality of the changes. Also tell us the amount of interest and penalties recorded in each period.

Mr. Jose Gordo
magicJack VocalTec Ltd.
January 14, 2014
Page 2

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director